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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65878

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GLOBAL EXECUTION BROKER, LP**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

401 CITY AVENUE, SUITE 220

(No. and Street)

BALA CYNWYD	**PA**	**19004**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MELISSA JAMACA	**610-617-4385**	**MELISSA.JAMACA@SIG.COM**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, and middle name)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**238**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MELISSA JAMACA _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GLOBAL EXECUTION BROKER, LP _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
MICHAEL L MOLLEN - Notary Public
Montgomery County
My Commission Expires June 14, 2026
Commission Number 1225167

Signature: _____

Title: TREASURER

_____ 2/20/25
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GLOBAL EXECUTION BROKERS, LP

(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2024



Report of Independent Registered Public Accounting Firm

To the Partners of Global Execution Brokers, LP

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Global Execution Brokers, LP (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 27, 2025

We have served as the Company's auditor since 2023.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, www.pwc.com/us

GLOBAL EXECUTION BROKERS, LP

Statement of Financial Condition
December 31, 2024
(dollars in thousands)

Assets		
Receivable from clearing broker	$	**131,235**
Accrued trading receivables		**46,067**
Receivable from affiliates		**33,109**
Prepaid assets		**4,822**
Total assets	$	**215,233**
Liabilities and partners' capital		
Marketing and transaction fees payable	$	**73,803**
Payable to affiliates		**2,465**
Accrued expenses and other liabilities		**336**
Total liabilities		**76,604**
Partners' capital		**138,629**
Total liabilities and partners' capital	$	**215,233**

GLOBAL EXECUTION BROKERS, LP

Notes to Statement of Financial Condition
December 31, 2024
(dollars in thousands)

NOTE 1 – ORGANIZATION

Global Execution Brokers, LP (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated examining regulatory authority is the Financial Industry Regulatory Authority, Inc. The Entity is a member of the National Futures Association (the "NFA") and it is registered with the Commodity Futures Trading Commission (the "CFTC"). The Entity provides order execution services on various exchanges and alternative trading systems for affiliates. The Entity is owned 99.9% by Susquehanna International Group, LLP and 0.1% by SFG Partner, LLC.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management. Actual results could differ from those estimates.

Financial Instruments

The Entity records purchases and sales of securities and related revenues and expenses on a trade-date basis. Interest is recorded on the accrual basis.

Revenue from Contracts

Revenue from contracts consists of order flow and order execution services provided to affiliates. Each time the Entity provides order flow or executes an order, it has fulfilled all performance obligations, and therefore, recognizes and records the revenue associated with order flow and order execution on a trade date basis.

Cash

The Entity maintains a deposit account for cash, which at times, may exceed federally insured limits of $250.

Current Expected Credit Losses ("CECL")

The Entity assessed certain financial assets, as noted below, measured at amortized cost for credit losses using a CECL methodology to estimate expected credit losses over the life of the financial asset, as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Receivable from clearing broker; No allowance for credit losses is recognized on receivable from clearing broker. The Entity determined that no expected credit losses exist due to the nature and life of the financial assets held with the Entity's clearing broker. The Entity monitors the capital adequacy of its clearing broker.

Order Flow and Order Execution

Marketing, transaction, and execution fees consist of payments made for order flow and order execution services. These fees are accrued on a trade date basis.

Order execution rebates consists of rebates received for volume discounts, credits or payments received from exchanges or other marketplaces related to the placement and/or removal of liquidity from the order flow in the marketplace. Rebates are recorded on an accrual basis and included net with execution fees, where applicable.

GLOBAL EXECUTION BROKERS, LP

Notes to Statement of Financial Condition
December 31, 2024
(dollars in thousands)

NOTE 3 – RELATED PARTY TRANSACTIONS

The schedule below identifies the location of the Entity's related party activities within the statement of financial condition. Explanation of the relationships are included below the schedule.

	Activity	Receivable / Payable	Statement of Financial Condition Location
(1)	Shared services agreement	475	Payable to affiliates
(2)	Administrative and technology support services	76	Payable to affiliates
(3)	Infrastructure support services	5	Payable to affiliates
(4)	Order flow	30,276	Receivable from affiliates
(5)	Order execution services	2,833	Receivable from affiliates
(5)	Order execution services	1,909	Payable to affiliates

(1) An affiliate acts as a common payment agent for the Entity for various direct and indirect operating expenses. Direct operating expenses typically include payroll costs, professional fees, and market data costs. The Entity pays the affiliate for these costs. Additionally, the affiliate provides services related to intellectual property. The Entity pays for these services.

(2) Affiliates provide the Entity with administrative and technology support services. The Entity pays a monthly fee for these services.

(3) An affiliate provides infrastructure support services to the Entity. The Entity pays a monthly fee for these services.

(4) The Entity enters into agreements with order flow providers, paying a marketing fee for routing orders through its system. The Entity may give preference to affiliated liquidity providers on exchanges where orders are executed. In return, the Entity receives payment for order flow from these affiliates.

Affiliated liquidity providers may direct their order flow providers to use the Entity's routing and execution services. The affiliates make payments for order flow directly to the providers. The Entity has no liability regarding the affiliates' payments for order flow and only provides routing and execution services on behalf of its affiliates. This arrangement is reviewed and adjusted annually by management.

(5) Affiliated broker-dealers pay the Entity a fee for trading and execution charges incurred. The Entity provides a rebate to the affiliates for liquidity provided, when applicable.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

NOTE 4 – RECEIVABLE FROM CLEARING BROKER

The clearing and depository operations for the Entity's securities transactions are primarily provided by BofA Securities, Inc.

At December 31, 2024, the amounts receivable from clearing broker reflected on the statement of financial condition are amounts due from this clearing broker.

GLOBAL EXECUTION BROKERS, LP

Notes to Statement of Financial Condition
December 31, 2024
(dollars in thousands)

NOTE 5 – INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

The Entity's U.S. federal income tax return is generally subject to examination by the Internal Revenue Service for a period of three years after it is filed. State and local tax returns and/or other filings may be subject to examination for different periods, depending upon the tax rules of each applicable jurisdiction.

The Entity is not presently associated with an open tax examination.

At December 31, 2024, management has determined that there are no material uncertain income tax positions.

NOTE 6 – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1 and is also subject to the net capital requirements of the CFTC Regulation 1.17 and the requirements of the NFA. The Entity computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital of $250. At December 31, 2024, the Entity had net capital of $54,683 which exceeded its requirement of $250 by $54,433.

NOTE 7 – SUBSEQUENT EVENTS

The Entity evaluated subsequent events to consider if the impact of such events needed to be reflected or disclosed on the statement of financial condition. Such evaluation was performed through February 27, 2025, the date that this statement of financial condition was issued.